BRITISH AMERICAN TOBACCO

News release
www.bat.com

For immediate release: Tuesday, 28 February 2006

Appointment of Non-Executive Director

British American Tobacco said today that Anthony Ruys, the recently retired Chairman of Heineken, will join the Board as Non-Executive Director from 1 March 2006.

Mr Ruys, 58, joined Heineken N.V. in 1993 as a member of its Executive Board, became Vice-Chairman in 1996 and Chairman in 2002. For nearly 20 years he worked at Unilever in the Netherlands, Colombia and Italy, holding various marketing and general management positions. He is currently a member of the Supervisory Boards of ABN AMRO Bank, Gtech Holdings Corporation (USA) and Sara Lee International B.V.

Jan du Plessis, Chairman of British American Tobacco, said: "Thony's extensive experience in international consumer goods will be extremely beneficial and I have no hesitation in welcoming him to the Board."

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